SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2007

NEWS RELEASE

     BYRON GLOBAL CORP.

 2907 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of     Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [ ]

Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date       July 27, 2007

“Ross McGroarty”

Ross McGroarty, Chairman,

BYRON GLOBAL CORP.

2907 - 2045 Lakeshore Blvd. W, Toronto, ON, Canada M8V 2Z6
Tel.  416-594-0528 Fax. 416- 594-6811
E-mail: byronres@sympatico.ca

NEWS RELEASE

New Company Name: BYRON AMERICOR INC.

New CUSIP: 124488 10 7

New symbol OTC BB: “BYNAF”

Effective Date: July 30, 2007

Toronto Ontario, Canada, July 27, 2007  - At the Annual and Special Meeting of Shareholders held on June 28, 2007, Shareholders approved a name change and a share consolidation on the basis of one (1) new share for each ten (10) shares held.

BYRON AMERICOR INC. is the new name and “BYNAF” is the new OTCBB quote symbol.

Byron Americor Inc., a public shell company with a tax loss is currently seeking a reverse merger candidate “RTO”. The criteria for the “RTO” includes: Seasoned Management,  3-5 year average annual growth rate 30%+, little or no debt, $30mm+ annual revenue, $3mm+ annual profit, cash flow positive, $4mm+ tangible assets.

For further information please contact Ross McGroarty, Chairman or David L. Hynes, President at: 416-594-0528.